

November 21, 2014

Via E-mail
Mr. Brad W. Buss
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **RE:** **SolarCity Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed August 7, 2014**
> **Form 8-K**
> **Filed August 7, 2014**
> **File No. 1-35758**

Dear Mr. Buss:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief